EXHIBIT 99.(a)(5)

NEWS RELEASE
FOR IMMEDIATE RELEASE



      PRG-SCHULTZ REACHES AGREEMENT IN PRINCIPLE ON FINANCIAL RESTRUCTURING

                COMPANY CLOSES ON $10 MILLION OF BRIDGE FINANCING



ATLANTA, GA, December 27, 2005 - PRG-Schultz International, Inc. (Nasdaq: PRGX), today announced that it has reached an agreement in principle with the ad hoc committee of noteholders for the company's 4.75% Convertible Subordinated Notes due 2006 (Notes) on the terms of a financial restructuring of the Notes. Investors owning approximately 52% of the Notes have agreed to support the proposed restructuring. In related developments, the company announced that it closed on its previously announced bridge financing with certain of the holders of the Notes and paid November interest on the Notes within the contractual grace period. The bridge financing is in the amount of $10 million, calls for monthly interest payments at the annual rate of 12%, and has an outside maturity date of August 15, 2006.

"We are on target with our plans to improve our capital structure," said James
B. McCurry, PRG-Schultz's President and Chief Executive Officer. "This agreement in principle for the restructuring of our public convertible notes, coupled with $10 million of bridge financing, demonstrate the support of our major lenders to the financial restructuring process."

Under the agreement in principle, the company will offer to exchange the $125 million of outstanding Notes for $50 million of new senior notes, $60 million of new senior convertible notes, and new series A convertible preferred stock having a liquidation preference of $15 million. In 2011 all the new notes will mature and any shares of the preferred stock remaining outstanding will be redeemed by the company.

     - The new senior notes will bear interest at 11%, payable semiannually in cash, and are callable at 104% of face in year 1, 102% in year 2, and at par in years 3 through 5.

     - The new senior convertible notes will bear interest at 10%, payable semiannually in cash or in kind, at the option of the company. The new senior convertible notes will be convertible at the option of the holders (and in certain circumstances, at the option of the company) into shares of new series B preferred stock having a 10% annual dividend and a liquidation preference equal to the principal amount of notes converted. Dividends on the new series B preferred stock may be paid in cash or in kind, at the option of the company. The new series B preferred stock will be convertible at the option of the holders into shares of common stock at the rate of $0.65 of liquidation preference per share of common stock.

     - The new series A preferred stock will have a 9% dividend, payable in cash or in kind, at the option of the company. The new series A preferred stock will be convertible at the option of the holders into shares of common stock at the rate of $0.28405 of liquidation preference per share of common stock.

     - The series A and series B preferred stock will vote with the company's common stock on essentially all matters requiring shareholder votes. The company has the right to redeem the new senior convertible notes at par at any time after repayment of the new senior notes. The company also has the right to redeem the new series A and series B preferred stock at the stated liquidation preference at any time after repayment of the new senior notes and the new senior convertible notes.

Immediately after completion of the restructuring, existing common shareholders will own 54.1% of the equity of the company. If all the new senior convertible notes converted into series B preferred stock immediately on completion of the restructuring, existing common shareholders would own approximately 30% of the equity of the company (exclusive of any dilution for management incentive plans).

The company intends to accomplish the restructuring through an exchange offer for the Notes which is currently scheduled to commence in mid-January, 2006. The company will be seeking a 99% minimum acceptance level of the Notes in the exchange offer. In addition, as a condition to the exchange offer, the company must refinance its senior secured bank debt and add a second lien facility to increase liquidity. The aggregate amount of first and second lien debt cannot exceed $47.5 million.

ABOUT PRG-SCHULTZ INTERNATIONAL, INC.

Headquartered in Atlanta, PRG-Schultz International, Inc. is the world's leading profit improvement firm, providing clients throughout the world with insightful value to optimize and expertly manage their business transactions. Using proprietary software and expert audit methodologies, PRG-Schultz industry specialists review client purchases and payment information to identify and recover overpayments.

FORWARD LOOKING STATEMENTS

Statements made in this news release that look forward in time, including statements regarding the company's ability to achieve an acceptable level of notes exchanged in its proposed exchange offer, refinance its existing secured bank debt, and add new secured or unsecured financing involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include the inherent risks involved in any contract negotiation. Should the company be unable to achieve a sufficiently high acceptance rate in its proposed exchange offer, it will have to seek to re-negotiate the terms of a restructuring of the Notes. There is no guarantee that the company will be able to restructure its notes, or raise additional financing on acceptable terms. Any such restructuring would be expected to result in a significant dilution of the outstanding equity of the company. Failure to accomplish the restructuring could require the company to seek protection from its creditors and could materially adversely impact the company's business and operating results. For a discussion of other risk factors that may be impact the company's business, please see our Securities and Exchange Commission filings, including the company's Form 10-K as filed with the Securities and Exchange Commission on March 16, 2005 and Form 10-Qs as filed May 10, 2005, August 9, 2005 and November 9, 2005. The company disclaims any obligation or duty to update or modify these forward-looking statements.



Contact: James E. Moylan, Jr.
         Executive Vice President
         and Chief Financial Officer
         (770) 779-6605



                                      # # #